UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

TG Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88322Q108

(CUSIP Number)

LFB Biotechnologies S.A.S.
3, avenue des Tropiques
BP 40305 Les Ulis
91942 Courtaboeuf Cedex, France
Attn: M. Christian Bechon, President
+33 (0) 1 69 82 70 10

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. 36238T-10-4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) LFB Biotechnologies, S.A.S.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,000
	8	SHARED VOTING POWER 5,000,000
	9	SOLE DISPOSITIVE POWER 5,000,000
	10	SHARED DISPOSITIVE POWER 5,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.95%**
14	TYPE OF REPORTING PERSON CO

*	Does not include 2,500,000 shares issuable upon the exercise of a warrant (the “Warrant”) at an exercise price of $0.001 per share. The Warrant only becomes exercisable following an equity financing or series of equity financings in which TG Therapeutics, Inc. (the “Company”) receives gross proceeds of an aggregate of at least $7,500,000.
**	Based on 25,058,995 shares of common stock, par value $0.001 per share, outstanding as of November 9, 2012.

Item 1 - Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of TG Therapeutics, Inc., a Delaware corporation ( the “Company”). The principal executive offices of the Company are located at 787 Seventh Avenue, 48th Floor, New York, New York 10019.

Item 2 - Identity and Background

This Schedule 13D is being filed by LFB Biotechnologies, S.A.S. (“LFB”), a société par actions simplifée established under the laws of France. The principal business of LFB involves: the research and development of new pharmaceutical products or new processes in the areas of plasma derivatives and biotechnology; the creation, acquisition and operation of businesses relating to these activities; the taking, purchase, exploitation and transfer of processes and patents concerning these activities; and the direct or indirect participation in all financial, real property or personal property transactions and in all commercial or industrial businesses which may relate to the above. LFB’s principal business and office address is:

3, avenue des Tropiques

BP 40305 Les Ulis

91942 Courtaboeuf Cedex, France

LFB is a wholly-owned subsidiary of Laboratoire Francais du Fractionnement et des Biotechnologies (“Laboratoire Francais”), a société anonyme established under the laws of France. The principal business of Laboratoire Francais involves: the study, development and exploitation of medicines derived from blood or its constituant elements mentioned in the French public health code; the research, production and distribution concerning medicines which may be substituted for products derived from blood and concerning biotechnology products; the development of its activities by means of subsidiaries, groups or taking of participations in legal entities; all industrial, commercial, financial, real or personal property operations relating, directly or indirectly, in whole or in part, to the foregoing or similar or connected purposes. Laboratoire Francais’ principal business and office address is:

3, avenue des Tropiques

BP 40305 Les Ulis

91942 Courtaboeuf Cedex, France

During the last five years, neither LFB, Laboratoire Francais nor, to the best of their knowledge, any of the executive officers or directors of LFB or Laboratoire Francais, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration

LFB received 5,000,000 shares of the Company’s Common Stock and the Warrant in exchange for 7,500,000 shares of common stock of TG Biologics, Inc., a subsidiary of the Company (“TG Biologics”). The shares of TG Biologics had been issued to LFB as consideration for a license to certain technology granted by a subsidiary of LFB to TG Biologics as described in more detail below.

Item 4 - Purpose of Transaction

In April 2011, TG Biologics acquired from LFB, and its wholly-owned subsidiaries GTC Biotherapeutics, Inc. (“GTC”) and LFB/GTC LLC, an option (the “License Option”) for exclusive worldwide rights (except France/Belgium) to develop and market ublituximab (“LFB-R603”), a monoclonal antibody that targets a specific epitope on the B-cell lymphocyte CD20 antigen. In consideration of the License Option, LFB and GTC each received 66,000 shares of common stock of TG Biologics. The shares issued to GTC were subsequently transferred to LFB in March 2012.

On January 30, 2012, TG Biologics exercised the License Option and entered into a license agreement with LFB, GTC, and LFB/GTC LLC. In connection with the license agreement, TG Biologics issued 7,368,000 shares of its common stock to LFB.

On November 9, 2012, LFB and the Company entered into a Securities Exchange Agreement (the “Exchange Agreement”), pursuant to which LFB exchanged the 7,500,000 shares of common stock of TG Biologics that it owned for 5,000,000 shares of the Company’s Common Stock and the Warrant to purchase 2,500,000 shares of Common Stock for an exercise price of $0.001 per shares (the Warrant can also be exercised on a cashless basis). The Warrant only becomes exercisable following an equity financing or series of equity financings in which the Company receives gross proceeds of an aggregate of at least $7,500,000 (a “Qualified Financing”). The Warrant also contains a limitation of LFB’s ability to exercise the Warrant if following such exercise, LFB would beneficially own in excess of 19.9% of the Company’s outstanding Common Stock. The Exchange Agreement contains a provision pursuant to which LFB has the right to have a representative appointed to the Company’s Board of Directors. Under this provision, on November 9, 2012, Mr. Yann Echelard was appointed as LFB’s representative to the Company’s Board of Directors. The Exchange Agreement also contains a provision pursuant to which upon a Qualified Financing, LFB has agreed to purchase at least $750,000 (the “Additional Investment”) of Common Stock at a purchase price per share equal to the then current Market Price. Notwithstanding the foregoing, the amount of such Additional Investment shall be reduced to the extent that LFB would own greater than 19.9% of the outstanding Common Stock following such transaction. Any amounts of the Additional Investment that are not made as a result of the 19.9% ownership cap shall be carried forwarded and invested in the Company on the same terms and conditions at the time of any subsequent Qualified Financing until the full Additional Investment is complete. “Market Price” is defined in the agreement as the 30-day volume weighted average price of the Common Stock as reported by Bloomberg L.P. for the 30 days prior to the date of closing of the Qualified Financing.

Item 5 - Interest in Securities of the Issuer

(a) - (b) The number of shares of Common Stock beneficially owned by LFB is 5,000,000 shares. This represents approximately 19.95% of the Company’s outstanding Common Stock. LFB, as a wholly owned subsidiary, shares voting and dispositive power over these securities with its parent, Laboratoire Francais. The information contained in Item 2 above is incorporated herein by reference.

(c) Other than as set forth in Item 4 above, to the best knowledge of each of LFB and Laboratoire Francais, there have been no transactions in the Company’s shares effected during the past 60 days by LFB or Laboratoire Francais, or by any affiliate, executive officer or director of LFB or Laboratoire Francais.

(d) Not applicable.

(e) Not applicable.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated herein by reference. Copies of the Exchange Agreement and the Warrant are filed as Exhibits to this Schedule 13D.

Item 7 - Material to be Filed as Exhibits

Exhibit	Description

1	Securities Exchange Agreement, dated November 9, 2012, by and between LFB Biotechnologies S.A.S. and TG Therapeutics, Inc. (incorporated by reference to Ex. 10.1 to the Current Report on Form 8-K filed by TG Therapeutics, Inc. on November 13, 2012 (File No. 001-32639)).

2	Common Stock Purchase Warrant, dated November 9, 2012 (incorporated by reference to Ex. 4.1 to the Current Report on Form 8-K filed by TG Therapeutics, Inc. on November 13, 2012 (File No. 001-32639)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LFB BIOTECHNOLOGIES, S.A.S.

Date: November 15, 2012	By:	/s/ Brian P. Keane
Brian P. Keane
Attorney-in-fact

POWER OF ATTORNEY

Know all by these present, that the undersigned hereby constitutes and appoints each of Brian P. Keane , John Condon and Adam Veness of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., signing singly, with full power of substitution, the undersigned’s true and lawful attorney-in-fact to:

(1)	execute for and on behalf of the undersigned forms and authentication documents for EDGAR Filing Access;

(2)	do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such forms and authentication documents;

(3)	execute for and on behalf of the undersigned Schedules 13D and 13G, and amendments thereto, in accordance with Regulation 13D-G of the Securities Act of 1934 and the rules thereunder;

(4)	do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D or 13G, and amendments thereto, and timely file such schedule with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(5)	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interests of, or legally required by the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Regulation 13D-G of the Securities Exchange Act of 1934, as amended.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedules 13D and 13G with respect to the undersigned’s holdings of and transactions in securities, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed this 9th day of November, 2012.

LFB BIOTECHNOLOGIES S.A.S.

/s/ Christian Bechon
Name:	Christian Bechon
Title:	President